INVESTMENT MANAGERS SERIES TRUST II

November 22, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Attn: Ms. Anu Dubey
Washington, D.C. 20549

Re:	Investment Managers Series Trust II(the “Trust”) (CIK: 0001587982)
Cedar Ridge Unconstrained Credit Fund (Accession No. 0001398344-13-005444)
File Nos. 333-191476 and 811-22894

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”) and under the Investment Company Act of 1940, as amended, the Trust hereby requests the withdrawal of its amendment filing under EDGAR Submission Type 485APOS/Accession No. 0001398344-13-005444) (the “Amendment”) to its Registration Statement on Form N-1A together with all exhibits filed therewith.

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on November 15, 2013 and is being withdrawn because it was filed with the incorrect EDGAR submission type “485APOS”.  The Amendment should have been filed under submission type “N-1A/A”.  Accordingly, the Registrant has filed the Amendment under EDGAR submission type “N-1A/A” on November 20, 2013 (Accession No. 0001398344-13-005483).

If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 914-1041.

Thank you for your assistance in this matter.

Sincerely,

/s/ Rita Dam

Rita Dam
Treasurer